Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Voting Results of Postal Ballot through remote e-Voting process

Mumbai, December 14, 2023: This is further to our filing dated November 14, 2023, enclosing a copy of the Postal Ballot Notice dated November 9, 2023 seeking approval of the Members of Tata Motors Limited (‘the Company”) by way of Ordinary Resolution through remote e-Voting process for material modification to the approved Related Party Transaction(s) of the Company with Tata Steel Limited (‘TSL’), identified subsidiaries/affiliates of TSL and Poshs Metal Industries Limited (a third party) through dealers of TSL (“Transactions”).

The remote e-Voting process concluded on December 12, 2023, at 5:00 p.m. (IST), post which the Scrutinizer has submitted the Report on the voting results of the Postal Ballot. Based on the Report of the Scrutinizer, we hereby inform that the above Ordinary Resolution was passed by the Members with requisite majority.

Accordingly, we are reproducing herein below the following:

1.
Voting Results of the said Postal Ballot through remote e-Voting, in relation to aforesaid Transactions, as required under Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Annexure A.
2.
The Scrutinizer’s Report dated December 12, 2023, pursuant to Sections 108 and 110 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure B.

The aforesaid Voting Results and the Scrutinizer’s Report are also made available on the website of the Company www.tatamotors.com and on website of National Securities Depository Limited www.evoting.nsdl.com as well as on the Notice Board at the Registered Office of the Company at Bombay House, 24 Homi Mody Street, Fort, Mumbai 400 001.

This is for the information of the Exchange and the Members.

ANNEXURE A

i.
DETAILS OF VOTING RESULT BY POSTAL BALLOT PROCESS PURSUANT TO REGULATION 44(3) OF THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015

Sr. no	Particulars	Details
1.	Date of Postal Ballot Notice	Thursday, November 9, 2023
2.	Cut-off Date	Friday, November 3, 2023
3.	Voting Start Date & Time	Monday, November 13, 2023, at 9:00 a.m.(IST)
4.	Voting End Date &Time	Tuesday, December 12, 2023, at 5:00 p.m.(IST)
5.	Total Number of Shareholders as on the Cut-off Date	Ordinary Shareholder : 4309747 ‘A’ Ordinary Shareholders : 529373
6.	No. of Members present in meeting either in person or proxy
	Promoter & Promoter Group	NA
	Public	NA
No. of Members attended the meeting through Video Conferencing

Sr. no	Particulars	Details
7.
	Promoter & Promoter Group	NA
	Public	NA

ii.
RESULTS OF THE POSTAL BALLOT

Sr. No	Agenda	Resolution Required	Mode of Voting	Remarks
1.

Material Modification to the approved related party transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries / affiliates of TSL and Poshs Metal Industries Private Limited (a third party) through dealers of TSL

		Ordinary Resolution	Remote E-voting	Passed with requisite majority

TATA MOTORSLIMITED ‐ VOTINGRESULTS OF POSTALBALLOT
Resolution Required:				Ordinary
Particulars of Resolution:

Material Modification to the approved Related Party Transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries/affiliates of TSL and Poshs Metal Industries Private Limited (a third party) through dealers of TSL.

Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)] * 100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1443310732	1206704910	1012441118	83.9013	1012441118	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1012441118	83.9013	1012441118	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	807902518	621958386	68957888	11.0872	68917039	40849	99.9408	0.0592	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			68957888	11.0872	68917039	40849	99.9408	0.0592	0
Total		3831101207	3373448599	1081399006	32.0562	1081358157	40849	99.9962	0.0038	0

ANNEXURE B

PARIKH & ASSOCIATES

COMPANY SECRETARIES

December 12, 2023

To,

Tata Motors Limited

Bombay House, 24, Homi Mody Street,

Fort, Mumbai 400 001

Kind Attn: Mr. Maloy Kumar Gupta

Sub.: Report on Postal Ballot Voting of Tata Motors Limited

Dear Sir,

I refer to my appointment as Scrutinizer under Rules 20 and 22 of the Companies (Management and Administration) Rules 2014 for conducting the postal ballot dated November 9, 2023 through e-voting for obtaining approval of the Shareholders to the Ordinary Resolution of Material Modification to the approved Related Party Transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries/ affiliates of TSL and Poshs Metals Industries Private Limited (a third party) through dealers of TSL.

I now enclose the following:

a)
My report to the Chairman of the Company on the result of the postal ballots received from shareholders only through the electronic voting process (remote e-voting).

b)
The register showing the particulars of the e-votes registered on the National Securities Depository Limited ('NSDL') e-voting system in respect of the said Resolution.

Thanking-you.

Yours faithfully,

P.N. Parikh

Parikh & Associates

Encl.: As above.

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Office: 111, 11th floor, Sai-Dwar CHS Ltd., SAB TV Lane, Opp. Laxmi lndustrial Estate, Off Link Rood,

Above Shabari Restaurant, Andheri (West), Mumbai- 400 053

Tel.: 26301232/ 26301233 Email: cs@parikhassociates.com Website· www.parikhassociates.com Firm Unique Code: P1988MH009800

PARIKH & ASSOCIATES

COMPANY SECRETARIES

To,

The Chairman

Tata Motors Limited

Bombay House, 24, Homi Mody Street,

Fort, Mumbai 400 001

Report of Scrutinizer

I, P.N. Parikh, of Parikh & Associates, Practising Company Secretaries (Membership No. FCS327), having my office at 111, 11th Floor, Sai Dwar CHS Ltd., Sab TV Lane, Opp. Laxmi Indl. Estate, Off Link Road, Andheri (West), Mumbai - 400053, have been appointed as the Scrutinizer to conduct the Postal ballot through electronic voting process ("remote e-voting") in respect of Ordinary Resolution for approval of Material Modification to the approved Related Party Transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries/ affiliates of TSL and Poshs Metals Industries Private Limited (a third party) through dealers of TSL.

Pursuant to the Postal Ballot Notice dated November 09, 2023,issued under Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the"Act") (including any statutory modification or re-enactment thereof for the time being in force) read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (the "Rules"), as amended from time to time, read with the General Circular No. 14/2020 dated April 8, 2020 and the General Circular No. 17/2020 dated April 13, 2020, Circular No. 22/2020 dated June 15, 2020, Circular No. 33/2020 dated September 28, 2020, Circular No. 39/2020 dated December 31, 2020, and Circular No.10/2021 dated June 23, 2021 and Circular No. 20/2021 dated December 8, 2021, Circular No. 03/2022 dated May 5, 2022, Circular No. 11 dated December 28, 2022 and 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs ("MCA") (hereinafter collectively referred to as "MCA Circulars") and pursuant to other applicable laws and regulations the Postal Ballot Notice dated November 09, 2023 along with statement setting out material facts under Section 102 of the Act in respect of the above mentioned resolution, as confirmed by the Company, was sent, via e mail only to the Members whose names appeared in the Register of Members / List of Beneficial Owners as received from Depositories and whose e-mail addresses were registered with the Company/ Depositories.

The Company had availed thee-voting facility offered by NSDL for conducting remote e voting by the shareholders of the Company.

The shareholders of the Company holding shares as on the "cut-off" date of Friday, November 03, 2023 were entitled to vote on the resolution as contained in the Notice.

The voting period for remote e-voting commenced on Monday,November 13, 2023 at 09:00 a.m. (IST) and ended on Tuesday, December 12, 2023 at 05:00 p.m. (IST) and the NSDL e voting module was disabled thereafter.

The votes cast under remote e-voting facility were thereafter unblocked.

I have scrutinized and reviewed the votes cast through remote e-voting based on the data downloaded from the NSDL e-voting system and have maintained a register in which necessary entries have been made in accordance with the Companies (Management and Administration) Rules, 2014, as amended.

The Management of the Company is responsible to ensure compliance with the requirements of the Companies Act, 2013, rules and the MCA Circulars relating to remote e-voting on the Resolution contained in the notice of Postal Ballot.

My responsibility as scrutinizer for the voting on postal ballot through remote e-voting is restricted to making a Scrutinizer's Report of the votes cast in favour or against the said Resolution.

I now submit my Scrutinizer Report on the results of the voting by postal ballot only through the remote e-voting process in respect of the said Ordinary Resolution as under:

Resolution 1: Ordinary Resolution

Material Modification to the approved Related Party Transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries/affiliates of TSL and Poshs Metals Industries Private Limited (a third party) through dealers of TSL.

(i)
Voted in favour of the resolution:

	Number of members voted	Number of valid votes cast (Shares)	% of total number of valid votes cast
Ordinary Shares	13504	105,96,17,134
'A' Ordinary Shares*	2368	2,17,41,023
Total	15872	108,13,58,157	100.00 (Rounded off)

(ii)
Voted against the resolution:

	Number of members voted	Number of valid votes cast (Shares)	% of total number of valid votes cast
Ordinary Shares	311	39,754
'A' Ordinary Shares*	55	1095
Total	366	40,849	0.00

(iii)
Invalid votes:

	Number of members voted	Number of valid votes cast (Shares)
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

* Each 'A' Ordinary shareholder is entitled to one vote for every ten 'A' Ordinary shares held.

Pravinchandra Nahalchand

Signature: Parikh

Name: P.N. Parikh

Scrutinizer

FCS: 327 CP: 1228

UDIN: F000327E002920607

P/R No. 1129/2021

Dated: December 12, 2023

Place: Mumbai

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Office: 111, 11th floor, Sai-Dwar CHS Ltd., SAB TV Lane, Opp. Laxmi lndustrial Estate, Off Link Rood,

Above Shabari Restaurant, Andheri (West), Mumbai- 400 053

Tel.: 26301232/ 26301233 Email: cs@parikhassociates.com Website· www.parikhassociates.com Firm Unique Code: P1988MH009800

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata

Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.